                                                                   EXHIBIT A.1.I

(CORRECTIONS CORPORATION OF AMERICA LOGO)


Contact:  Karin Demler, (615) 263-3005



             CORRECTIONS CORPORATION OF AMERICA ANNOUNCES CLOSING OF
                    COMMON STOCK OFFERING AND NOTES OFFERING


NASHVILLE, Tenn. - May 7, 2003 - Corrections Corporation of America (NYSE: CXW) today announced the closing of a public offering of 7,600,000 shares of its common stock, plus an additional 1,140,000 shares pursuant to the exercise in full of the underwriters' over-allotment option, at a price of $19.50 per share. Of the 8,740,000 total shares sold, 6,400,000 shares were sold by the Company and 2,340,000 shares were sold by a selling stockholder. The Company did not receive any proceeds from the sale of shares by the selling stockholder. In addition, Corrections Corporation of America today announced the closing of the issuance of $250 million aggregate principal amount of its 7 1/2% Senior Notes due 2011.

As a result of the closing of the common stock offering and notes offering, the Company has announced that the financing condition to its tender offer to purchase for cash up to 4,204,947 shares of its Series B Cumulative Convertible Preferred Stock (CUSIP Nos. 22025Y 30 8 and 74264N 30 3) at a fixed price of $26.00 per share has been satisfied. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, May 13, 2003, unless extended.

Copies of the prospectus supplement and accompanying prospectus relating to the common stock offering and notes offering may be obtained by contacting Lehman Brothers Inc., c/o ADP Financial Services, Integrated Distribution Services, 1155 Long Island, Edgewood, New York 11717, or by calling 631-254-7106.

The dealer manager for the tender offer is Lehman Brothers Inc. The information agent is D.F. King & Co., Inc.

Questions regarding the tender offer should be directed to Darrell Chiang at Lehman Brothers, at 800-438-3242 or 212-528-7581. Requests for tender offer documentation should be directed to D.F. King & Co., at 888-605-1956 or 212-269-5550.

This press release shall not constitute an offer to purchase or a solicitation of acceptance of the tender offer, which may be made only pursuant to the terms of the offer to purchase and related letter of transmittal. The tender offer is not being made to stockholders in any jurisdiction where the making or accepting of the offer would violate the laws of that jurisdiction. In any jurisdiction where the laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of the Company by Lehman Brothers Inc. or one or more registered brokers or dealers under the laws of such jurisdiction.